UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s news release dated July 18, 2018 announcing “TransAlta Announces $345 Million Financing and the Early Redemption of $400 Million of Medium Term Notes”.

This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	“TransAlta Announces $345 Million Financing and the Early Redemption of $400 Million of Medium Term Notes”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/Brett Gellner
Brett Gellner
Acting Chief Financial Officer

Date: July 18, 2018

EXHIBIT INDEX

99.1	Press release dated July 18, 2018 announcing “TransAlta Announces $345 Million Financing and the Early Redemption of $400 Million of Medium Term Notes”